
Scientific Innovation
Diverse Portfolio
Sustained Growth

Merck and Schering-Plough to Merge

Merck and Schering-Plough announced that the two companies will combine in a stock and cash transaction, valued at approximately $41.1 billion, creating a strong, global healthcare leader.

The combined company will be uniquely positioned to continue to grow by discovering, developing and delivering innovative treatments for patients around the world. The efficiencies gained through this transaction will allow for continued investment in strategic opportunities, while creating meaningful value for shareholders of both companies.

The transaction creates a combined company with:

The Best and Brightest People in the Industry

- Like Merck, Schering-Plough has a rich history in breakthrough science, and the employees of both Merck and Schering-Plough are well recognized for pursuing exciting new therapeutic compounds.
- This transaction brings together some of the most talented people in the industry to significantly advance Merck's efforts in the discovery and development of important therapies for patients.

Complementary Product Portfolios and Pipelines Focused on Key Therapeutic Areas

- The two companies have complementary commercial products and pipelines and a shared focus on important therapeutic areas, including cardiovascular, respiratory, oncology, neuroscience, infectious disease, immunology and women's health.
- The transaction will double the number of potential medicines Merck has in Phase III development, bringing the total to 18.

Investor Conference Call
March 9, 2009 - 8:30 am ET



Merck CEO Comments on Schering-Plough Transaction

video link

"We are creating a strong, global healthcare leader built for sustainable growth and success. The combined company will benefit from a formidable research and development pipeline, a significantly broader portfolio of medicines and an expanded presence in key international markets, particularly in high-growth emerging markets. The efficiencies we gain will allow us to invest in strategic opportunities, while creating meaningful value for shareholders."

- Richard T. Clark, Merck's Chairman, President and Chief Executive Officer

Robust R&D to Deliver Innovative Medicines for Patients

- With bolstered R&D expertise and scientific leadership, Merck will continue to be at the forefront of drug discovery and development.

Expanded Global Presence in Key Emerging Markets

- The combined entity will have an industry-leading team of marketing and sales professionals.
- With a more geographically diverse mix of business, the combined company is expected to generate more than 50 percent of its revenue outside the United States.

Financial Strength

- The combined company will have a strong balance sheet with robust free cash flow.
- Merck's Board of Directors is committed to maintaining the dividend at the current level following the closing of the transaction and will continue Merck's share repurchase program.
- Merck expects to achieve substantial cost savings of approximately $3.5 billion annually beyond 2011. These cost savings are in addition to the previously announced ongoing cost reduction initiatives at both companies.

announced ongoing cost reduction initiatives at both companies.

- The substantial cost savings expected to be achieved through this combination will be allocated to the best investment opportunities, including pipeline candidates with the greatest probability of success, as well as licensing opportunities.
- By optimizing its investments, the combined company will maximize the benefits of strategic growth initiatives and R&D efforts to solidify its position at the forefront of innovation.

For all of these reasons – people, pipeline, product portfolio, global competitiveness, cost structure, financial strength – we believe that this is a truly unique and compelling combination.

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MERCK Schering-Plough

A New Merck


Scientific Innovation
Diverse Portfolio
Sustained Growth

ABOUT THE MERGER »

Home **Forward-Looking Statements** Additional Information

About the Merger

News Center

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SEC Filings

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Forward-Looking Statements

This communication contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on both Merck's and Schering-Plough's managements current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements in this communication should be evaluated together with the many uncertainties that affect either companies' business, particularly those mentioned in the risk factors and cautionary statements set forth in Item 1A of either companies' 10-K for the year ended December 31, 2008, and in their periodic reports on Form 10-Q and Form 8-K, which the companies incorporate by reference.

These reports are available at www.merck.com and www.schering-plough.com

Home Investors News Center Presentations SEC Filings Alerts Contact

Contact | Site Map

A New Merck



Scientific Innovation
Diverse Portfolio
Sustained Growth

ABOUT THE MERGER »

Home Forward-Looking Statements **Additional Information**

About the Merger

News Center

Presentations / Webcast

SEC Filings

Email Alerts

Additional Information

In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they will contain important information. Investors may obtain free copies of the registration statement and joint proxy statement when they become available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from Schering-Plough's Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough Investor Relations at (908) 298-7436. Copies of Merck's filings may be obtained for free from Merck's Investor Relations Web Site (www.merck.com) or by directing a request to Merck's Office of the Secretary at (908) 423-1000.

Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.

Information regarding Schering-Plough's directors and executive officers is available in Schering-Plough's proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008, and information regarding Merck's directors and executive officers is available in Merck's preliminary proxy statement for its 2009 annual meeting of stockholders, filed with the SEC February 25, 2009. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the registration and joint proxy statement filed with the SEC in connection with the proposed transaction.

Home Investors News Center Presentations SEC Filings Alerts Contact

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MERCK Schering-Plough

A New Merck


Scientific
Innovation
Diverse
Portfolio
Sustained
Growth

MERCK

Richard T. Clark

Chairman, President and Chief Executive Officer,
Merck & Co., Inc.

Kenneth C. Frazier

Executive Vice President and President,
Global Human Health,
Merck & Co., Inc.

Peter N. Kellogg

Executive Vice President and Chief Financial Officer,
Merck & Co., Inc.

Peter S. Kim

Executive Vice President and President,
Merck Research Laboratories
Merck & Co., Inc.

Bruce N. Kuhlik

Executive Vice President and General Counsel,
Merck & Co., Inc.

Schering-Plough

Fred Hassan

Chairman of the Board and Chief Executive Officer,
Schering-Plough Corporation

Robert J. Bertolini

Executive Vice President and Chief Financial Officer,
Schering-Plough Corporation


Scientific Innovation
Diverse Portfolio
Sustained Growth



MERCK

Richard T. Clark

Chairman, President and Chief Executive Officer,
Merck & Co., Inc.

MERCK & CO., INC.

- Chairman, President and Chief Executive Officer, Merck & Co., Inc., 2007
- CEO and President, Merck & Co., Inc., 2005-2007
- President, Merck Manufacturing Division, 2003-2005
- Chairman and CEO, Medco Health Solutions, Inc., 2002-2003
- President, Medco Health Solutions, Inc. (Merck-Medco Managed Care), 2000-2002
- Executive Vice President/Chief Operating Officer, Merck-Medco Managed Care, L.L.C., 1997-2000
- Senior Vice President, Quality Commercial Affairs, MMD, 4/1997-5/1997
- Senior Vice President, North American Operations, MMD, 5/1996-3/1997
- Vice President, North American Operations, MMD, 10/1994-5/1996
- Vice President, Procurement & Materials Management, MMD, 1993-1994
- Vice President, Materials Management & Management Engineering, MMD, 1991-1993
- Executive Director, Management Engineering, Merck Pharmaceutical Manufacturing Division, 1989-1991
- Senior Director, Management Engineering, Merck Sharp & Dohme/MPMD, 1986-1989
- Director, Operations Improvement, MPMD, 1985-1986
- Senior Manager, Industrial Engineering, MPMD, 1984-1985
- Manager, Industrial Engineering, MSD, West Point, 1983-1984
- Production Manager, MSD, Elkton Pharmaceutical Laboratories, 1981-1983
- Senior New Products Planner, 1978-1981
- Quality Control Inspector, Industrial Engineer, Quality Control Analyst, Lead Supervisor-Pharmaceutical Production, MSD, 1972-1978

EDUCATION

- M.B.A., American University, 1970
- B.A., Liberal Arts, Washington & Jefferson College, 1968

AFFILIATIONS

- Chairman of Pharmaceutical Research and Manufacturers of America (PhRMA)

MILITARY

- Lieutenant, U.S. Army, 1970-1972

MERCK Schering-Plough

Contact | Site Map

A New Merck


Scientific Innovation
Diverse Portfolio
Sustained Growth



Schering-Plough

Fred Hassan

Chairman of the Board and Chief Executive Officer,
Schering-Plough Corporation

PROFESSIONAL EXPERIENCE

Schering-Plough Corporation

- Chairman of the Board and Chief Executive Officer

OTHER PROFESSIONAL EXPERIENCE

Pharmacia Corporation

- Chairman and Chief Executive Officer, Pharmacia Corporation, 1997-2003

Wyeth (formerly American Home Products)

- Executive Vice President

Sandoz Pharmaceuticals (now Novartis)

- U.S. pharmaceuticals business

AFFILIATIONS

Board and Other Memberships

- Board Member, Avon Products, Inc.
- President, International Federation of Pharmaceutical Manufacturers Associations
- Past Chairman of Board of Directors, Pharmaceutical Research and Manufacturers of America (PhRMA)
- Past Chairman, HealthCare Institute of New Jersey
- Chairman of Board, Pharmacia, 2001
- Board Member, Pharmacia & Upjohn, 1997
- Board Member, Wyeth, 1995

EDUCATION

- B.S., Chemical Engineering, Imperial College of Science and Technology at the University of London
- M.B.A., Harvard Business School

MERCK Schering-Plough

A New Merck


Scientific Innovation
Diverse Portfolio
Sustained Growth



MERCK

Kenneth C. Frazier

Executive Vice President and President,
Global Human Health,
Merck & Co., Inc.

PROFESSIONAL EXPERIENCE

Merck & Co., Inc.

- Executive Vice President and President, Global Human Health, 2007
- Executive Vice President and General Counsel, 2006
- Senior Vice President and General Counsel, 1999-2006
- Vice President and Deputy General Counsel, 1999
- Vice President, Public Affairs and Assistant General Counsel, 1997-1999
- Vice President, Public Affairs, 1994-1996

Astra Merck

- Vice President, General Counsel and Secretary, 1992-1994

OTHER PROFESSIONAL EXPERIENCE

Drinker Biddle & Reath, 1978-1992

- Partner in Litigation Department

EDUCATION

- J.D., Harvard Law School, 1978
- B.A., Political Science, Pennsylvania State University, 1975

BAR ADMISSIONS

- Supreme Court of the United States, 2002
- Pennsylvania State Bar, 1978
- U.S. District Court for the Eastern District of Pennsylvania, 1978

AFFILIATIONS

- Board Member, Cornerstone Christian Academy
- Board Member, Ithaka (a non-profit information technology organization)
- Member, Council of the American Law Institute
- Member, American Bar Association
- Member, Council on Foreign Relations


Scientific Innovation
Diverse Portfolio
Sustained Growth



MERCK

Peter N. Kellogg

Executive Vice President and Chief Financial Officer
Merck & Co., Inc.

PROFESSIONAL EXPERIENCE

Merck & Co., Inc.

- Executive Vice President and Chief Financial Officer, 2007

OTHER PROFESSIONAL EXPERIENCE

Biogen Idec Inc.

- Executive Vice President and Chief Financial Officer, 2004-2007

Biogen Inc.

- Executive Vice President and Chief Financial Officer, 2000-2003

PepsiCo, Inc.

- Senior Vice President, PepsiCo E-Commerce, 2000
- Senior Vice President and Chief Financial Officer, Frito Lay International, 1998-2000
- Vice President and Chief Financial Officer, Frito Lay Latin America, 1996-1998
- Vice President and Chief Financial Officer, Central/Eastern Europe & Russia, PepsiCo International,1994-1996
- Vice President and General Manager, Pepsi Cola USA, South Franchise Division, 1993-1994
- Vice President and General Manager, Pepsi Cola USA, Dallas/Ft Worth Bottling Co., 1992-1993
- Vice President, CFO, South Division, Pepsi Cola USA, 1991-1992
- Director Business Planning, Pepsi Cola International, 1988-1991
- Director, Corporate Planning, 1987-1988

Booz Allen Hamilton Inc.

- Senior Consultant, 1982-1987

Arthur Andersen and Co.

- Senior Consultant, 1978-1980

EDUCATION

- M.B.A., Management, University of Pennsylvania, 1982
- B.S., Engineering, Princeton University, 1978

AFFILIATIONS

- Member, Board of Directors, Metabolix, Inc., 2007


Scientific Innovation
Diverse Portfolio
Sustained Growth



MERCK

Bruce N. Kuhlik

Executive Vice President and General Counsel,
Merck & Co., Inc.

PROFESSIONAL EXPERIENCE

Merck & Co., Inc.

- Executive Vice President and General Counsel, 2008
- Senior Vice President and General Counsel, 2007
- Vice President and Associate General Counsel, 2005-2007

OTHER PROFESSIONAL EXPERIENCE

Pharmaceutical Research and Manufacturers of America

- Senior Vice President and General Counsel, 2002-2005

Covington & Burling

- Partner, 1990-2002
- Associate, 1982-1984, 1986-1990

U.S. Department of Justice

- Assistant to the Solicitor General, 1984-1986

Honorable Levin H. Campbell, U.S. Court of Appeals for the First Circuit

- Law Clerk, 1981-1982

EDUCATION

- J.D., Harvard Law School, 1981
- A.B., Economics, Harvard College, 1978

BAR ADMISSIONS

- Pennsylvania (Limited In-House Counsel License), 2005
- Supreme Court of the United States, 1985
- District of Columbia, 1982


Scientific Innovation
Diverse Portfolio
Sustained Growth

Merck and Schering-Plough to Merge

Merck and Schering-Plough announced that the two companies will combine in a stock and cash transaction, valued at approximately $41.1 billion, creating a strong, global healthcare leader.

The combined company will be uniquely positioned to continue to grow by discovering, developing and delivering innovative treatments for patients around the world. The efficiencies gained through this transaction will allow for continued investment in strategic opportunities, while creating meaningful value for shareholders of both companies.

The transaction creates a combined company with:

The Best and Brightest People in the Industry

- Like Merck, Schering-Plough has a rich history in breakthrough science, and the employees of both Merck and Schering-Plough are well recognized for pursuing exciting new therapeutic compounds.
- This transaction brings together some of the most talented people in the industry to significantly advance Merck's efforts in the discovery and development of important therapies for patients.

Complementary Product Portfolios and Pipelines Focused on Key Therapeutic Areas

- The two companies have complementary commercial products and pipelines and a shared focus on important therapeutic areas, including cardiovascular, respiratory, oncology, neuroscience, infectious disease, immunology and women's health.
- The transaction will double the number of potential medicines Merck has in Phase III development, bringing the total to 18.

Robust R&D to Deliver Innovative Medicines for Patients

- With bolstered R&D expertise and scientific leadership, Merck will continue to be at the forefront of drug discovery and development.

Expanded Global Presence in Key Emerging Markets

- The combined entity will have an industry-leading team of marketing and sales professionals.
- With a more geographically diverse mix of business, the combined company is expected to generate more than 50 percent of its revenue outside the United States.

Financial Strength

- The combined company will have a strong balance sheet with robust free cash flow.
- Merck's Board of Directors is committed to maintaining the dividend at the current level following the closing of the transaction and will continue Merck's share repurchase program.
- Merck expects to achieve substantial cost savings of approximately $3.5 billion annually beyond 2011. These cost savings are in addition to the previously announced ongoing cost reduction initiatives at both companies.

Investor Conference Call
March 9, 2009 - 8:30 am ET



Merck CEO Comments on Schering-Plough Transaction

video link

"We are creating a strong, global healthcare leader built for sustainable growth and success. The combined company will benefit from a formidable research and development pipeline, a significantly broader portfolio of medicines and an expanded presence in key international markets, particularly in high-growth emerging markets. The efficiencies we gain will allow us to invest in strategic opportunities, while creating meaningful value for shareholders."

- Richard T. Clark, Merck's Chairman, President and Chief Executive Officer

announced ongoing cost reduction initiatives at both companies.

- The substantial cost savings expected to be achieved through this combination will be allocated to the best investment opportunities, including pipeline candidates with the greatest probability of success, as well as licensing opportunities.
- By optimizing its investments, the combined company will maximize the benefits of strategic growth initiatives and R&D efforts to solidify its position at the forefront of innovation.

For all of these reasons – people, pipeline, product portfolio, global competitiveness, cost structure, financial strength – we believe that this is a truly unique and compelling combination.

Contact | Site Map

MERCK Schering-Plough

A New Merck


Scientific Innovation
Diverse Portfolio
Sustained Growth

ABOUT THE MERGER »

Home Forward-Looking Statements Additional Information

About the Merger

News Center

Presentations / Webcast

SEC Filings

Email Alerts

Forward-Looking Statements

This communication contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on both Merck's and Schering-Plough's managements current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements in this communication should be evaluated together with the many uncertainties that affect either companies' business, particularly those mentioned in the risk factors and cautionary statements set forth in Item 1A of either companies' 10-K for the year ended December 31, 2008, and in their periodic reports on Form 10-Q and Form 8-K, which the companies incorporate by reference.

These reports are available at www.merck.com and www.schering-plough.com

Home Investors News Center Presentations SEC Filings Alerts Contact


Scientific Innovation
Diverse Portfolio
Sustained Growth

About the Merger

News Center

Presentations / Webcast

SEC Filings

Email Alerts

Additional Information

In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they will contain important information. Investors may obtain free copies of the registration statement and joint proxy statement when they become available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from Schering-Plough's Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough Investor Relations at (908) 298-7436. Copies of Merck's filings may be obtained for free from Merck's Investor Relations Web Site (www.merck.com) or by directing a request to Merck's Office of the Secretary at (908) 423-1000.

Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.

Information regarding Schering-Plough's directors and executive officers is available in Schering-Plough's proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008, and information regarding Merck's directors and executive officers is available in Merck's preliminary proxy statement for its 2009 annual meeting of stockholders, filed with the SEC February 25, 2009. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the registration and joint proxy statement filed with the SEC in connection with the proposed transaction.

Contact | Site Map

MERCK Schering-Plough

A New Merck



Scientific Innovation
Diverse Portfolio
Sustained Growth

NEWS CENTER » News Releases **Leadership** Fact Sheet IR Websites Contact

- About the Merger
- News Center
- Presentations / Webcast
- SEC Filings
- Email Alerts

MERCK

Richard T. Clark

Chairman, President and Chief Executive Officer,
Merck & Co., Inc.

Kenneth C. Frazier

Executive Vice President and President,
Global Human Health,
Merck & Co., Inc.

Peter N. Kellogg

Executive Vice President and Chief Financial Officer,
Merck & Co., Inc.

Peter S. Kim

Executive Vice President and President,
Merck Research Laboratories
Merck & Co., Inc.

Bruce N. Kuhlik

Executive Vice President and General Counsel,
Merck & Co., Inc.

Schering-Plough

Fred Hassan

Chairman of the Board and Chief Executive Officer,
Schering-Plough Corporation

Robert J. Bertolini

Executive Vice President and Chief Financial Officer,
Schering-Plough Corporation

Home Investors News Center Presentations SEC Filings Alerts Contact


Scientific Innovation
Diverse Portfolio
Sustained Growth



MERCK

Richard T. Clark

Chairman, President and Chief Executive Officer,
Merck & Co., Inc.

MERCK & CO., INC.

- Chairman, President and Chief Executive Officer, Merck & Co., Inc., 2007
- CEO and President, Merck & Co., Inc., 2005-2007
- President, Merck Manufacturing Division, 2003-2005
- Chairman and CEO, Medco Health Solutions, Inc., 2002-2003
- President, Medco Health Solutions, Inc. (Merck-Medco Managed Care), 2000-2002
- Executive Vice President/Chief Operating Officer, Merck-Medco Managed Care, L.L.C., 1997-2000
- Senior Vice President, Quality Commercial Affairs, MMD, 4/1997-5/1997
- Senior Vice President, North American Operations, MMD, 5/1996-3/1997
- Vice President, North American Operations, MMD, 10/1994-5/1996
- Vice President, Procurement & Materials Management, MMD, 1993-1994
- Vice President, Materials Management & Management Engineering, MMD, 1991-1993
- Executive Director, Management Engineering, Merck Pharmaceutical Manufacturing Division, 1989-1991
- Senior Director, Management Engineering, Merck Sharp & Dohme/MPMD, 1986-1989
- Director, Operations Improvement, MPMD, 1985-1986
- Senior Manager, Industrial Engineering, MPMD, 1984-1985
- Manager, Industrial Engineering, MSD, West Point, 1983-1984
- Production Manager, MSD, Elkton Pharmaceutical Laboratories, 1981-1983
- Senior New Products Planner, 1978-1981
- Quality Control Inspector, Industrial Engineer, Quality Control Analyst, Lead Supervisor-Pharmaceutical Production, MSD, 1972-1978

EDUCATION

- M.B.A., American University, 1970
- B.A., Liberal Arts, Washington & Jefferson College, 1968

AFFILIATIONS

- Chairman of Pharmaceutical Research and Manufacturers of America (PhRMA)

MILITARY

- Lieutenant, U.S. Army, 1970-1972


Scientific Innovation
Diverse Portfolio
Sustained Growth



Schering-Plough

Fred Hassan

Chairman of the Board and Chief Executive Officer, Schering-Plough Corporation

PROFESSIONAL EXPERIENCE

Schering-Plough Corporation

- Chairman of the Board and Chief Executive Officer

OTHER PROFESSIONAL EXPERIENCE

Pharmacia Corporation

- Chairman and Chief Executive Officer, Pharmacia Corporation, 1997-2003

Wyeth (formerly American Home Products)

- Executive Vice President

Sandoz Pharmaceuticals (now Novartis)

- U.S. pharmaceuticals business

AFFILIATIONS

Board and Other Memberships

- Board Member, Avon Products, Inc.
- President, International Federation of Pharmaceutical Manufacturers Associations
- Past Chairman of Board of Directors, Pharmaceutical Research and Manufacturers of America (PhRMA)
- Past Chairman, HealthCare Institute of New Jersey
- Chairman of Board, Pharmacia, 2001
- Board Member, Pharmacia & Upjohn, 1997
- Board Member, Wyeth, 1995

EDUCATION

- B.S., Chemical Engineering, Imperial College of Science and Technology at the University of London
- M.B.A., Harvard Business School


Scientific Innovation
Diverse Portfolio
Sustained Growth



MERCK

Kenneth C. Frazier

Executive Vice President and President,
Global Human Health,
Merck & Co., Inc.

PROFESSIONAL EXPERIENCE

Merck & Co., Inc.

- Executive Vice President and President, Global Human Health, 2007
- Executive Vice President and General Counsel, 2006
- Senior Vice President and General Counsel, 1999-2006
- Vice President and Deputy General Counsel, 1999
- Vice President, Public Affairs and Assistant General Counsel, 1997-1999
- Vice President, Public Affairs, 1994-1996

Astra Merck

- Vice President, General Counsel and Secretary, 1992-1994

OTHER PROFESSIONAL EXPERIENCE

Drinker Biddle & Reath, 1978-1992

- Partner in Litigation Department

EDUCATION

- J.D., Harvard Law School, 1978
- B.A., Political Science, Pennsylvania State University, 1975

BAR ADMISSIONS

- Supreme Court of the United States, 2002
- Pennsylvania State Bar, 1978
- U.S. District Court for the Eastern District of Pennsylvania, 1978

AFFILIATIONS

- Board Member, Cornerstone Christian Academy
- Board Member, Ithaka (a non-profit information technology organization)
- Member, Council of the American Law Institute
- Member, American Bar Association
- Member, Council on Foreign Relations

A New Merck


Scientific Innovation
Diverse Portfolio
Sustained Growth



Peter N. Kellogg

Executive Vice President and Chief Financial Officer
Merck & Co., Inc.

PROFESSIONAL EXPERIENCE

Merck & Co., Inc.

- Executive Vice President and Chief Financial Officer, 2007

OTHER PROFESSIONAL EXPERIENCE

Biogen Idec Inc.

- Executive Vice President and Chief Financial Officer, 2004-2007

Biogen Inc.

- Executive Vice President and Chief Financial Officer, 2000-2003

PepsiCo, Inc.

- Senior Vice President, PepsiCo E-Commerce, 2000
- Senior Vice President and Chief Financial Officer, Frito Lay International, 1998-2000
- Vice President and Chief Financial Officer, Frito Lay Latin America, 1996-1998
- Vice President and Chief Financial Officer, Central/Eastern Europe & Russia, PepsiCo International,1994-1996
- Vice President and General Manager, Pepsi Cola USA, South Franchise Division, 1993-1994
- Vice President and General Manager, Pepsi Cola USA, Dallas/Ft Worth Bottling Co., 1992-1993
- Vice President, CFO, South Division, Pepsi Cola USA, 1991-1992
- Director Business Planning, Pepsi Cola International, 1988-1991
- Director, Corporate Planning, 1987-1988

Booz Allen Hamilton Inc.

- Senior Consultant, 1982-1987

Arthur Andersen and Co.

- Senior Consultant, 1978-1980

EDUCATION

- M.B.A., Management, University of Pennsylvania, 1982
- B.S., Engineering, Princeton University, 1978

AFFILIATIONS

- Member, Board of Directors, Metabolix, Inc., 2007


Scientific Innovation
Diverse Portfolio
Sustained Growth



MERCK

Bruce N. Kuhlik

Executive Vice President and General Counsel,
Merck & Co., Inc.

PROFESSIONAL EXPERIENCE

Merck & Co., Inc.

- Executive Vice President and General Counsel, 2008
- Senior Vice President and General Counsel, 2007
- Vice President and Associate General Counsel, 2005-2007

OTHER PROFESSIONAL EXPERIENCE

Pharmaceutical Research and Manufacturers of America

- Senior Vice President and General Counsel, 2002-2005

Covington & Burling

- Partner, 1990-2002
- Associate, 1982-1984, 1986-1990

U.S. Department of Justice

- Assistant to the Solicitor General, 1984-1986

Honorable Levin H. Campbell, U.S. Court of Appeals for the First Circuit

- Law Clerk, 1981-1982

EDUCATION

- J.D., Harvard Law School, 1981
- A.B., Economics, Harvard College, 1978

BAR ADMISSIONS

- Pennsylvania (Limited In-House Counsel License), 2005
- Supreme Court of the United States, 1985
- District of Columbia, 1982


Scientific Innovation
Diverse Portfolio
Sustained Growth



Peter S. Kim

MERCK

Executive Vice President and President, Merck Research Laboratories

PROFESSIONAL EXPERIENCE

Merck & Co., Inc.

- Executive Vice President and President, Merck Research Laboratories, 2008 to present
- President, Merck Research Laboratories, 2003-2008
- Executive Vice President, Research and Development, MRL, 2001 - 2002

OTHER PROFESSIONAL EXPERIENCE

- Associate Head, Department of Biology, M.I.T., 1999 - 2001
- Investigator, Howard Hughes Medical Institute, 1997 - 2001
- Professor of Biology, M.I.T., 1995 - 2001
- Member, Whitehead Institute for Biomedical Research, 1992 - 2001
- Associate Professor of Biology, M.I.T., 1992 - 1995
- Assistant Investigator, Howard Hughes Medical Institute, 1990 - 1993
- Assistant Professor of Biology, M.I.T., 1988 - 1992
- Whitehead Fellow, Whitehead Institute for Biomedical Research, 1985 - 1988

EDUCATION

- Ph.D., Biochemistry, Stanford University, 1985
- A.B., Chemistry, Cornell University, 1979

BOARD MEMBERSHIPS AND OTHER AFFILIATIONS

- Member, Board of Directors, Fox Chase Cancer Center, 2003 - present
- Member, Board of Directors, Whitehead Institute for Biomedical Research, 2005 - present
- Member, Oversight Committee, Division on Earth and Life Studies, The National Academies, 2006 - 2008
- Member, Council, Institute of Medicine, National Academy of Sciences, 2006 - 2008

ELECTED MEMBERSHIPS

- Member, National Academy of Sciences, 1997
- Fellow, American Academy of Microbiology, 1997
- Fellow, American Association for the Advancement of Science, 1999
- Member, Korean Academy of Science and Technology, 1999
- Fellow, Biophysical Society, 1999
- Member, Institute of Medicine, National Academy of Sciences, 2000

SELECTED AWARDS

- National Academy of Sciences Award in Molecular Biology, 1993
- Eli Lilly Award in Biological Chemistry, 1994
- Dupont Merck Young Investigator Award, 1994
- Pfizer Animal Health Award, 1995
- Ho-Am Prize for Basic Science, Samsung Foundation, 1998
- Hans Neurath Award, Protein Society, 1999
- Harvey Lecture, The Harvey Society, 2002

MERCK Schering-Plough

A New Merck


Scientific Innovation
Diverse Portfolio
Sustained Growth

Schering-Plough



Robert J. Bertolini

Executive Vice President and Chief Financial Officer,
Schering-Plough Corporation

PROFESSIONAL EXPERIENCE

Schering-Plough Corporation

- Executive Vice President and Chief Financial Officer, Schering-Plough Corporation, 2003

OTHER PROFESSIONAL EXPERIENCE

- PricewaterhouseCoopers
- Coopers & Lybrand, 1983

EDUCATION

- B.A., Economics, Rutgers University
- Certified Public Accountant

Contact | Site Map

MERCK Schering-Plough

A New Merck


Scientific Innovation
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Event Photography

New York, March 9, 2009



Richard T. Clark
Chairman, President and Chief Executive Officer, Merck & Co., Inc. (left)

Fred Hassan
Chairman of the Board and Chief Executive Officer, Schering-Plough Corporation (right)

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Richard T. Clark

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Fred Hassan

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About the Merger
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Presentations / Webcast
SEC Filings
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Media & Investor Contacts

Merck Inc.

Media	David Caouette	(908) 423-3461
	Amy Rose	(908) 423-6537
Investors	Eva Boratto	(908) 423-5185
	Carol Ferguson	(908) 423-4465
	Mike Nally	(908) 423-3865

Schering-Plough

Media	Steve Galpin, Jr.	(908) 298-7415
Investors	Janet M. Barth	(908) 298-7436
	Joe Romanelli	(908) 298-7436